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FIRM / AFFILIATE OFFICES

	Barcelona	New Jersey
	Brussels	New York
	Chicago	Northern Virginia
August 14, 2008	Frankfurt	Orange County
	Hamburg	Paris
Jennifer R. Hardy, Esq.	Hong Kong	San Diego
Branch Chief, Legal	London	San Francisco
Office of Manufacturing and Construction	Los Angeles	Shanghai
Division of Corporation Finance	Madrid	Silicon Valley
Securities and Exchange Commission	Milan	Singapore
100 First Street, N.E.	Moscow	Tokyo
Washington, D.C. 20549	Munich	Washington, D.C.

Re:	Avon Products, Inc.

Annual Report on Form 10-K for the FYE December 31, 2007

Filed on February 21, 2008

File No. 1-4347

Dear Ms. Hardy:

On behalf of our client, Avon Products, Inc. (“Avon” or the “Company”), we are responding to the comment of the staff of the Division of Corporation Finance (the “Staff”) in your letter to Ms. Andrea Jung, dated July 16, 2008. The comment is repeated below and followed by the Company’s response.

Def 14A Material

Ownership of Shares, page 17

1.	In future filings, please expand the discussions in footnotes (1), (2), and (3) to identify the natural person(s) or class of persons who exercise voting power with respect to the remaining shares in the table for FMR LLC.

Response

Avon respectfully submits that the information provided in footnotes (1), (2) and (3) to the table entitled “Ownership of Shares” on page 17 of its proxy statement for its 2008 annual meeting of shareholders (the “Proxy Statement”), and incorporated by reference into Item 12, Part III, of its Annual Report on Form 10-K for the fiscal year ended December 31, 2007, complies with Item 403 of Regulation S-K and the Instructions thereto. The information with respect to beneficial owners of more than five percent of Avon’s outstanding common stock in such table and footnotes reflects the information contained in Schedules 13G filed by such persons with the Securities and Exchange Commission (the “Commission”). Avon has no knowledge, or reason to believe, that such information is not complete or accurate and is thus entitled under Instruction 3 to rely on it for purposes of its disclosure obligations pursuant to Item 403. We are not aware of any Commission or Staff interpretation under Item 403 requiring an issuer to attempt to obtain additional information from a Schedule 13D or 13G filer in the absence of knowledge by the issuer that the information in the filing is not complete or accurate.

Jennifer R. Hardy, Esq.

August 14, 2008

Footnotes (1) through (3) disclose the nature of the beneficial ownership of Avon’s common stock by FMR LLC, Capital World Investors and Capital Research Global Investors, respectively, as set forth in such entities’ respective Schedules 13G filed with the Commission. Avon has no information with respect to such ownership other than as set forth in such filings. Although the Staff’s comment refers by name only to FMR LLC, given the reference to the three footnotes we are responding with respect to all three entities.

With respect to FMR LLC, the Company proposes to expand the disclosure in its future filings to provide more detail from the Schedule 13G/A. The disclosure will clarify that, in addition to FMR LLC’s sole voting and dispositive power over certain Avon shares, FMR LLC’s chairman is also deemed to have beneficial ownership of such shares, and that the voting of certain Avon shares owned by Fidelity funds and as to which FMR LLC and its chairman have dispositive but not voting power is done under the direction of the Boards of Trustees of such funds. It will also provide additional detail as to the entities owning the shares reported as beneficially owned by FMR LLC and its chairman. Such disclosure with respect to 2007 would have been as follows:

“In a Schedule 13G/A filed on February 14, 2008 with the Securities and Exchange Commission, FMR LLC and its Chairman, Edward C. Johnson 3rd, reported the beneficial ownership of 39,512,751 shares on behalf of (i) Fidelity Management and Research Company, a wholly owned subsidiary of FMR LLC and a registered investment adviser (“FM&RC”), (ii) Strategic Advisers, Inc., a wholly owned subsidiary of FMR LLC and a registered investment adviser (“SA”), (iii) Pyramis Global Advisors, LLC, an indirect wholly owned subsidiary of FMR LLC and a registered investment adviser (“PGALLC”), (iv) Pyramis Global Advisors Trust Company, an indirect wholly owned subsidiary of FMR LLC and an investment manager (“PGATC”), and (v) Fidelity International Limited, an investment adviser to non-U.S. investment companies and institutional investors, that is an independent corporate entity whose shares are included by FMR LLC on a voluntary basis (“FIL”). FM&RC is the beneficial owner of 36,931,947 shares, as to which FMR LLC, Mr. Johnson and the FM&RC funds each has sole dispositive power but not voting power. These shares are voted by FM&RC under written guidelines established by the funds’ Boards of Trustees, which have the sole power to vote or direct the vote of such shares. SA is the beneficial owner of 83,683 shares. PGALLC is the beneficial owner of 134,200 shares, as to which FMR LLC and Mr. Johnson each has sole dispositive and voting power. PGATC is the beneficial owner of 1,007,634 shares, as to which FMR LLC and Mr. Johnson each has sole dispositive power, as well as sole voting power with respect to 827,734 of such shares. FIL is the beneficial owner of 1,355,287 shares, as to which FIL has sole dispositive power, as well as sole voting power with respect to 1,184,587 of such shares.”

Jennifer R. Hardy, Esq.

August 14, 2008

If a future amendment to such Schedule 13G provides additional information with respect to the power to vote such shares, Avon will include such information in its future filings.

With respect to the 28,770,000 and 12,238,000 shares as to which Capital World Investors and Capital Research Global Investors, respectively, report sole dispositive but no voting power, the Schedules 13G filed by such entities state that the shares are reported as a result of such entities acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. This information is contained in footnotes (2) and (3) to the Proxy Statement. If any amendment to such Schedules 13G provides additional information with respect to the power to vote such shares, Avon will include such information in its future filings.

In connection with the Company’s response to your comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with this response please call the undersigned at (202) 637-2242, or Erica H. Steinberger at (212) 906-1306.

Sincerely,

/s/ John J. Huber
John J. Huber
of Latham & Watkins LLP